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                               June 22, 2021

       John Hall
       Chief Executive Officer
       Intapp, Inc.
       3101 Park Blvd
       Palo Alto, CA 94306

                                                        Re: Intapp, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 21, 2021
                                                            File No. 333-256812

       Dear Mr. Hall:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 1 of Form S-1 filed June 21, 2021

       Dilution, page 70

   1. Revise to clarify that on both a historical and pro forma basis you have a net tangible deficit, not book
value. In addition, you should clarify that after giving effect to your sale of shares of common
stock in the offering there will be a pro forma as adjusted net tangible deficit. The
offering will result in an immediate decrease in net tangible deficit to existing stockholders
etc. Similarly revise the line-item descriptions of the per share amounts.
 John Hall
FirstName
Intapp, Inc.LastNameJohn Hall
Comapany
June        NameIntapp, Inc.
     22, 2021
June 22,
Page 2 2021 Page 2
FirstName LastName
       You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Lona Nallengara, Esq.